Invest in Octane Coffee

We're building the world's first Fully Automated Coffee Drive-Thru!



 OCTANEMKE.COM/PITCH MILWAUKEE WI

Food Technology Hardware Smart Cities Robotics

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Why you may want to invest in us...

1 Our business will be automated and requires 30 mins of labor per day for projected $1K+ daily profit

2 Founders have raised $200k+ and built an amazing technical, business, marketing, and mentoring team

3 FoodTech Automation adoption has accelerated due to COVID and we're set to launch and grow quickly

4 Founding team has a combined 50+ years in foodservice, manufacturing, and automation design

Why investors ❤ us

WE'VE RAISED $250,000 SINCE OUR FOUNDING

 *We had been tracking Adrian's progress with Octane Coffee for about six months before we decided to make an investment. Here are just some of the reasons why we think that the timing is perfect for Octane Coffee to succeed.*

With high vacancy rates within commercial real estate, Octane will be able to secure leases at preferential terms. Additionally, the small footprint of the drive-thru optimized locations allows Octane to place its shops in non-traditional areas such as a corner of a large parking lot. This will also allow Adrian to have reduced operating expenses compared to a traditional coffee shop.

Due to the automated nature of the shop, you can guarantee that your favorite coffee or espresso beverage is prepared consistently and quickly every single time you visit. No more waiting in the drive-thru lane for ten minutes when you are already late to work for an average cup of coffee. You can have your favorite drink pre-loaded into your mobile app and prepared fresh once you reach the drive-thru entrance.

Lastly, Adrian's customer-focused mentality coupled with his drive and determination makes him the perfect founder to turn Octane Coffee into a household name. His passion is contagious and will allow him to recruit the key hires necessary to help make this futuristic coffee shop concept into a modern-day success. We search tirelessly to find founders with the traits necessary to succeed in today's ever-changing world. We have found that with Adrian and are proud to be investors in Octane Coffee.

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David Becker Director of Operations - Lancaster Investments

LEAD INVESTOR   INVESTING $1,000 THIS ROUND & $99,000 PREVIOUSLY

Our team



Adrian Deasy
Founder and CEO
Started this company while being a: 1) Husband and Father 2) Residential Landlord 3) Engineering Consultant (other business entity) 4) Live well below our means in a debt free lifestyle 5) Invested $40k and 2+ years into this business




Burt Peterson
Controls Engineering Lead
30+ Years as an Independent Controls Engineer building and coding custom automation solutions




Kyle Hamilton
Marketing and Social Media Lead
Previous startup founder, broad experience growing small companies into niche market leaders.


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In the news



Pitch | Octane Coffee
Recorded Pitch
November 11, 2020 @ octanemke.com

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Downloads

📄 Octane Coffee - WeFunder Pitch Deck.pdf

Octane Coffee - Intro with Adrian Deasy

At its core, Octane Coffee is focused on **reimagining the drive-thru coffee experience** using a full suite of advanced software and hardware automation. We've built an amazing team of founders, supplier partners, and advisors to help us launch and grow this business.

The COVID-19 pandemic has created huge shifts in customer demand for Quick-Service-Retail (QSR) and Coffee Shops and **we're poised to provide a completely contactless drink production and delivery concept** that has gotten a lot of good feedback from our early BETA test groups. The drink quality is there and the production automated is proven out, our next step is to scale our unit up into a full size drive-thru location.

Our target market is the 18-45 year old commuter who buys a coffee on-the-go as part of their daily routine. They are typically busy professionals, parents with kids in the car, and students with expendable income. **The 'away-from-home' coffee industry is huge, FIVE TIMES bigger than the 'at-home' market and estimated at $73.9 Billion dollars per year**.

We've always believed that the romantic view of Starbucks WASN'T how most of their customers actually used the service ("I could bring my laptop/book down here and sit with my coffee or have a quick informal meeting."). Starbucks CEO Kevin Johnson came out with a statement in April 2020 when Coronavirus shut most of the companies stores down: **"about 80 percent of orders were placed "on-the-go" even before COVID-19"** showcasing that customers ACTUALLY used Starbucks in a grab-and-go fashion 80% of the time, even before Coronavirus. We sell to that 80% that doesn't care about luxurious interior build-outs or the sights/smells/sounds/ambiance of the coffee shop experience, they just want their coffee and want to get on with their day.

Our vision is to franchise our automated drive-thru concept nationwide (employee-free!) and **we hope to be the first QSR 'drive-thru' company to achieve automated delivery via drones to moving cars on the freeway**, it truly is the pinnacle of convenience (obviously lots of safety, logistical, and regulatory hurdles!).

We hope you'll invest in Octane Coffee and we look forward to bringing our concept to your city to be a part of your daily routine!

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We sell premium coffee, tea, and juice drinks via a fully automated drive-thru lane. All drinks are ordered, customized, prepared, and delivered via software and hardware automation that we developed in house.

Where will your company be in 5 years? ⌄

Convenience is key in the drive-thru coffee industry. In 5 years, we hope to be the first 'quick service retail' company to successfully launch drone delivery of drinks to cars driving on the highway at speed (it's the pinnacle of convenience, no need to slow down or stop the vehicle!). These are future projections and are not guaranteed.

Why did you choose this idea? ⌄

Our founding team has suffered through too many long waits in the drive-thru lane and we decided to completely reimagine a classically stagnant industry. Our founding team's background is in manufacturing and custom automation solutions, but we're coffee geeks as well, so this project was a natural fit. We sell time, with a great cup of coffee!

How far along are you? What's your biggest obstacle? ⌄

We've raised $200k so far from investors and need to lock in another $55-100k to launch our first drive-thru location. Fundraising during COVID-19 has definitely been slow and our business requires so many disciplines (hardware, software, commercial real estate, retail coffee, brand marketing, etc) that it's easy for an investor to say 'no' right away if they aren't comfortable with any of those areas of expertise.

Who competes with you? What do you understand that they don't? ⌄

Briggo and CafeX are the two most notable competitors in the 'robotic coffee' space, but we also compete against the more traditional Starbucks, Dunkin', Caribou Coffee, and local coffee shops.

Briggo and CafeX were the early movers in this space and they perhaps too cute and somewhat gimmicky. As walk-up only options they don't radically change the value proposition to daily customers. A coffee shop needs repeat customers to survive and they targeted airports and convention centers that have a highly transient customer base. It's cool to see a robot make a drink, but only once or twice.

We immediately targeted our deployment in a full scale drive-thru format where repeat customers can utilize the actual time savings every single day. A typical Starbucks run is 4-20+ minutes and we can achieve express pick-up delivery in 30 seconds or less per car.

How will you make money? ⌄

Sales of coffee, tea, and juice drinks with food items being added 6-9 months after launch. With extreme reductions in labor and overhead, we believe Octane Coffee is 375% more profitable per drink compared to major coffee chains. This means we can be very profitable even at low sales volumes which opens up locations that would not typically support a competitors drive-thru.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Marketing and brand positioning are key when launching a new coffee shop. We need to be very clear about our value proposition (reliable and quick service, premium drink quality, at a 20-30% lower price point).

Our MVP launch with drinks only will bring people in for the novelty of a robotic coffee drive-thru, but we need to quickly scale-up our systems to add simple food items for commuters that want a breakfast/lunch snack along with their drinks.

We are extremely focused on building a magical experience for the customer that leaves them thinking "how the **** does it work?!?!" We need to make sure we're paying careful attention to feedback and any hiccups in the customer experience.



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